UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )1

Maxygen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

577776107 (CUSIP Number)

April 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 577776107	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Russell J. Howard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER 1,816,712[2] 6. SHARED VOTING POWER Nil 7. SOLE DISPOSITIVE POWER 1,816,712[2] 8. SHARED DISPOSITIVE POWER Nil

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,712[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[2]	Includes 560,729 shares held by the Russell J. Howard & Maureen C. Howard Trust, of which Dr. Howard is a trustee and 2,149 shares held by the Maxygen 401(k) Plan. Also includes 1,247,151 shares that are subject to options that are exercisable within 60 days of April 1, 2005.

CUSIP No. 577776107	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Russell J. Howard, Trustee of the Russell J. Howard & Maureen C. Howard Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER 560,729 6. SHARED VOTING POWER Nil 7. SOLE DISPOSITIVE POWER 560,729 8. SHARED DISPOSITIVE POWER Nil

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,729
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12.	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 577776107	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer

Maxygen, Inc.

Item 1	(b).	Address of Issuers’ Principal Executive Offices

515 Galveston Drive Redwood City, California 94063

Item 2	(a).	Name of Persons Filing

I. Russell J. Howard

II. Russell J. Howard, Trustee of the Russell J. Howard & Maureen C. Howard Trust (“Trust”)

Item 2	(b).	Address of Principal Business Office

515 Galveston Drive Redwood City, California 94063

Item 2	(c).	Citizenship

Russell J. Howard Australia

Trust California

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.0001

Item 2	(e).	CUSIP Number

577776107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:

Not Applicable

CUSIP No. 577776107	Page 5 of 6 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

			Russell J. Howard	1,816,712[3]

			Trust	560,729

	(b)	Percent of Class:

			Russell J. Howard	5.1%

			Trust	1.6%

	(c)	Number of shares as to which such person has:

		a.	Sole power to vote or to direct the vote:

			Russell J. Howard	1,816,712[3]

			Trust	560,729

		b.	Shares power to vote or to direct the vote:

			Russell J. Howard	Nil

			Trust	Nil

		c.	Sole power to dispose or to direct the disposition of:

			Russell J. Howard	1,816,712[3]

			Trust	560,729

		d.	Shares power to dispose or to direct the disposition of:

			Russell J. Howard	Nil

			Trust	Nil

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Beneficiaries of the Russell J. Howard & Maureen C. Howard Trust have the right to receive the proceeds from the sale of 560,729 shares held by such trust, in accordance with the trust documents.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[3]	Includes 560,729 shares held by the Russell J. Howard & Maureen C. Howard Trust, of which Dr. Howard is a trustee and 2,149 shares held by the Maxygen 401(k) Plan. Also includes 1,247,151 shares that are subject to options that are exercisable within 60 days of April 1, 2005.

CUSIP No. 577776107	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2005	/s/ Russell J. Howard
Russell J. Howard

RUSSELL J. HOWARD, TRUSTEE OF THE RUSSELL J. HOWARD & MAUREEN C. HOWARD TRUST

	By:	/s/ Russell J. Howard
Russell J. Howard, Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)